1934 ACT FILE NO. 001-14714

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December, 2007

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No      X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited (Registrant)

Date	December 28, 2007	By	/s/ Zhang Baocai
Zhang Baocai, Director and Company Secretary

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

Announcement on status with regard to the Implementation

of the undertakings given by the shareholder of

non-tradable shares under the share-reform plan

The status with regard to the implementation of the undertakings given by Yankuang Group Corporation Limited, the only shareholder of non-tradable shares in the Company, is set out in this announcement.

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The status with regard to the implementation of the undertakings given by Yankuang Group Corporation Limited (“Yankuang Group”), the only shareholder holding non-tradable shares in Yanzhou Coal Mining Company Limited (“Yanzhou Coal” or the “Company”) is set out as follows.

I. Yankuang Group has fulfilled its undertakings relating to the time limit of conditional tradable shares and the fees relating to the share-reform plan;

II. Other undertakings: (i) In 2006, Yankuang Group would transfer part of its operations and new projects relating to coal and power operations, which are in line with the Company’s development strategies to the Company in accordance with the relevant governmental procedures, with a view to enhancing the operating results of the Company and reducing the connected transactions and competition between Yankuang Group and the Company. (ii) Yankuang Group would allow the Company to participate and invest in, for the purpose of the co-development of, the coal liquefaction project which is being developed by Yankuang Group.

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Implementation of the undertakings:

(1)	Yankuang Group completed the transfer of coal projects to the Company in 2006;

(2)	In July 2007, Yankuang Group assigned a new electricity project, which was initially proposed to be jointly invested by Yankuang Group and Huadian Power International Corporation Limited (“Huadian International”), to the Company. The Company and Huadian International jointly invested and established Huadian Zouxian Power Generation Company Limited on 21 November 2007. For details, please refer to the Company’s announcement “FORMATION OF A JOINT VENTURE COMPANY” dated 24th August 2007;

(3)	Yankuang Group is in the process of implementing its other undertakings and there have not been material progress in this respect.

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

On the date of this announcement, the Directors are Mr. Wang Xin, Mr. Geng Jiahuai, Mr. Yang Deyu, Mr. Shi Xuerang, Mr. Chen Changchun, Mr. Wu Yuxiang, Mr. Wang Xinkun, Mr. Zhang Baocai and Mr. Dong Yunqing. The independent non-executive Directors of the Company are Mr. Pu Hongjiu, Mr. Cui Jianmin, Mr. Wang Xiaojun and Mr. Wang Quanxi.

By order of the Board

Yanzhou Coal Mining Company Limited

Wang Xin

Chairman

Zoucheng City, Shandong Province, PRC, 27th December 2007

About the Company

Our contact information of this release is:

•	Business address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC

•	Telephone number: (86) 537 538 2319

•	Website: http://www.yanzhoucoal.com.cn

•	Contact person: Zhang Baocai, Director and Company Secretary; (86) 537 538 3310

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